Dated the 11 day of May 2020 BINARIO LiMITED (the Vendor) MARVEL DIGITAL LIMITED (the Company) and FIRST TECHNOLOGY DEVELOPMENT LIMITED (the Purchaser)
AGREEMENT FOR SALE AND PURCHASE OF 300,000 SHARES REPRESENTING APPROXIMATELY 95% OF THE ISSUED SHARES OF MARVEL DIGITAL LIMITED

THIS AGREEMENT is dated the 11 day of May 2020.

BETWEEN:

(1)	Binario Limited, a company incorporated in British Virgin Islands with limited liabilities and having its correspondence address at Suite 708 Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong (the “Vendor”);

(2)	Marvel Digital Limited, a company incorporated in Hong Kong with limited liabilities and having its registered office at Suite 708 Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong (the “Company”); and

(3)	First Technology Development Limited, a company incorporated in Hong Kong with limited liabilities and having its registered office at Room 801, Koon Fook Center, 9 Knutsford Terrace, Tsim Sha Tsui, Hong Kong (the “Purchaser”).

WHEREAS:

(A)	The Vendor is the beneficial owner of 300,000 shares, representing approximately 95%, in the capital of the Company.

(B)	The Company is in the business of research and development 3D auto stereoscopic display. The Company formerly was involved in the sale and distribution of 3D autostereoscopic display products and solutions but has since April 2020 stopped the sale and distribution and has focused on the research and development activities. The Company has a wholly-owned subsidiary Marvel Digital Technology (Shenzhen) Limited 万维显示科技（深圳）有限公司 (“MDTL(SZ)”). MDTL(SZ) is a company incorporated in PRC in the business of research and development and test manufacturing for MDL.

(C)	The Vendor has agreed to sell and the Purchaser has agreed to purchase the Sale Shares on the terms and conditions of this Agreement.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	INTERPRETATION

1.1	In this Agreement (including the Recitals and Schedules), unless the context otherwise requires, the following words and expressions shall have the following meanings ascribed to each of them below:

“Agreement”	this agreement for the sale and purchase of the Sale Shares, as amended or supplemented from time to time;

“Accounts”	the balance sheet of the Company made up as at 31 March 2020 and the profit and loss accounts of the Company for the year ended on 31 March 2020;
“Audited Accounts”	the audited accounts for the Company and its wholly owned subsidiary for the year ended 31 March 2019;

“Auditors”	the auditors from time to time appointed by the Company (or such replacement approved by the Purchaser);
“Business”	such business being engaged by the Company from time to time;
“Business Day”	a day (other than Saturdays) on which banks in Australia are generally open for the transaction of normal banking business;
“Completion Date”	the date falling on the first (1st) Business Day after the conditions set out in Clause 3.1 have been fulfilled or waived by the Purchaser and or the Vendor;
“Completion”	completion of the sale and purchase of the Sale Shares in accordance with the terms and conditions of this Agreement;
“Completion Accounts”	the accounts, including the balance sheet and the profit and loss accounts from 1 April 2020 to the Completion Date, of the Company and its wholly owned subsidiary at the Completion Date;
“Consideration Sum”	the consideration payable by the Purchaser for the purchase of the Sale Shares of HKD120,000 pursuant to Clause 4.1;
“Encumbrance”

any mortgage, charge, pledge, lien (otherwise than arising by statute or operation of law), equities, hypothecation or other encumbrance, priority or security interest, deferred purchase, title retention, leasing, sale-and-repurchase or sale-and-leaseback arrangement whatsoever over or in any property, assets or rights of whatsoever nature and includes any agreement for any of the same;

“Intellectual Property Rights”

means all rights in, to, or arising out of: (i) any Patents; (ii) inventions, discoveries (whether patentable or not in any country), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology and technical data; (iii) copyrights, copyright registrations, mask works, mask work registrations, and applications therefor in any country, and all other rights corresponding thereto throughout the world; and (iv) any other proprietary rights in or to Technology anywhere in the world;

“Sale Share”	means the total number of Shares to be sold by the Vendor to the Purchaser which constitute approximately 95% of the total issued share capital of the Company as at the Completion date;
“Shares”	shares in the share capital of the Company;
“Taxation”

all forms of taxation whenever created or imposed and whether in Hong Kong or elsewhere and without limiting the generality of the foregoing, includes all forms of profits tax, interest tax, salaries tax, property tax, estate duty, stamp duty, sales tax, any provisional tax, customs and import duty and any amount equal to any deprivation of any relief, allowance, set off, deduction in computing profits or rights to repayment of taxation granted by or pursuant to any legislation concerning or otherwise relating to taxation and also includes in addition and without prejudice to the foregoing, all fines, penalties, costs, charges, expenses and interests relating thereto;

“Technology”

means information and technology in tangible and/or intangible form and materials, embodiments, implementations or improvements of any technology, including, but not limited to: software, media, data collections, databases, techniques, methods, processes, formulae, systems, hardware, equipment, prototypes, proofs of concept, apparatuses, hardware, software, algorithms, files, routines, documents, designs, drawings, plans, specifications and the like;

“Warranties”	in respect of the Company, the representations and warranties set out in Clause 6 and Schedule 1;

HKD	means Hong Kong Dollars.

1.2	The headings of this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires, references in this Agreement to the singular shall be deemed to include references to the plural and vice versa; references to one gender shall include all genders and references to any person shall include an individual, firm, body corporate or unincorporated.

1.3	References in this Agreement to clauses, schedules and exhibits are references to clauses, schedules and exhibits of this Agreement and references to sub-clauses and paragraphs are unless otherwise stated, references to sub-clauses and paragraphs of the clause, sub-clause or, as appropriate, the schedule or the exhibit in which the reference appears.

2.	SALE AND PURCHASE OF THE SALE SHARE

2.1	Subject to the terms and conditions of this Agreement, the Vendor as beneficial owner of the Sale Shares, shall sell and the Purchaser shall (or the Purchaser’s nominee), relying on the warranties and indemnities herein contained, purchase the Sale Shares free from all Encumbrances together with all rights now or hereafter attaching thereto including but not limited to all dividends paid, declared and/or made in respect thereof on or after the date of this Agreement in consideration for the Consideration Sum.

2.2	The Purchaser pay the Consideration Sum to the Vendor as beneficial owner of the Sale Shares.

3.	CONDITIONS

3.1	Completion is conditional upon:

(a)	the Purchaser having completed its due diligence (including without limitation, legal, financial and commercial aspects) in respect of the Company referred to in Clause 3.3 below and the results of which are, in the absolute opinion of the Purchaser, satisfactory and acceptable to the Purchaser in all respects;

(b)	the Vendor having obtained all necessary consents and approvals for the transactions contemplated under this Agreement (if required) from the relevant governmental or regulatory authorities in Hong Kong or Australia or Nasdaq or elsewhere under the relevant applicable laws and regulations;

(c)	the Purchaser having obtained all necessary consents and approvals for the transactions contemplated under this Agreement (if required) from the relevant governmental or regulatory authorities in Hong Kong or elsewhere under the relevant applicable laws and regulations; and

(d)	there being no breach of any of the Warranties.

3.2	The Vendor shall fulfill the condition precedents mentioned in Clauses 3.1(b) above and shall keep the Purchaser fully informed of all his actions and efforts in connection with obtaining the necessary consents and approvals from the relevant regulatory authorities pursuant to Clause 3.1(b).

3.3	In relation to Clause 3.1(a), the Vendor shall give and shall procure that the Purchaser and/or any persons authorised by it in writing will be given such access to the premises and all books, documents, title deeds, records, returns, approvals, correspondence and accounts of the Company and all such information relating to the Company as may be reasonably requested by or on behalf of the Purchaser to undertake and conduct a full due diligence (including but without limitation, in all legal, financial and commercial aspects) against the Company and be permitted to take copies of any such books, documents, title deeds, records and accounts and that the directors and employees of all members of the Company shall be instructed to give promptly all such information and explanations to any such persons as aforesaid as may be requested by it or them. For the avoidance of doubt, such due diligence shall not limit or otherwise qualify in any way the obligations and liabilities of the Vendor under Clause 6.

3.4	The Purchaser may at any time by notice in writing to the Vendor waive any of the conditions set out in Clause 3.1. If (a) any of the conditions set out in Clause 3.1 has not been satisfied (or as the case may be, waived by the Purchaser) on or before the Completion Date or such later date as the Purchaser may agree; or (b) the Purchaser is not satisfied with the results of the due diligence conducted according to Clause 3.3 and informs the Vendor in writing at any time, this Agreement shall cease and determine and the parties to this Agreement shall not have any obligations and liabilities hereunder save for any antecedent breaches of the terms hereof.

4.	CONSIDERATION

4.1	The consideration for the sale and purchase of the Sale Shares shall be the Consideration Sum.

5.	COMPLETION

5.1	Completion shall take place at the Company’s office on the Completion Date at 5:00 p.m. (or at such other place and time as the parties may agree) when all the acts and requirements set out in this Clause 5 shall be complied with.

5.2	On Completion, the Vendor shall deliver or procure the delivery to the Purchaser of all the following:

(a)	the relevant instruments of transfer and contract notes in respect of the transfer of the respective number of Sale Shares duly executed by the Vendor in favour of the Purchaser or such other nominee(s) as the Purchaser may direct and such other documents as may be required to give a good and effective transfer of title to the Sale Shares to the Purchaser or such nominee(s) and to enable the Purchaser or such nominee(s) to become the registered and beneficial holder thereof free from all Encumbrances to the Purchaser’s satisfaction;

(b)	definitive share certificates in respect of the Sale Shares and other evidence as may be required by the Purchaser showing that the Vendor is the beneficial owner of the Sale Shares, free from all Encumbrances;

(c)	copies, certified as true and complete by a director of the Company, of resolutions of the shareholders meeting/board of directors approving the matters as stipulated in Clauses 5.3;

(d)	in respect of the Company:

(i)	all statutory records and minute books (which shall be written up to date as at Completion), all unissued share certificates (if any) and all other statutory records then;

(ii)	all common seals and all rubber stamps, cheque books, cheque stubs and bank statements, receipt books, all current insurance policies, books and accounts and title deeds and evidence of ownerships to all assets and all current contracts and all other accounting records;

(iii)	copies of all tax returns and assessments (receipted where the due dates for payment fell on or before the Completion Date);

(iv)	all correspondence and other documents belonging to the Company (including its constitutional documents); and

provided that, if the Purchaser so agrees, delivery of all documents and records as referred to in this Clause 5.2(d) shall be deemed to have been effected where they are situated in premises and shall continue to be in the sole occupation of the Company following Completion or otherwise in the custody of persons who shall remain officers and/or employees of the Company following Completion; and

(e)	the Completion Accounts (which shall not have any deviation from the Accounts as defined in Schedule 1);

5.3	On Completion, the Vendor shall procure a meeting of the shareholders/directors (as appropriate) of the Company at which such matters shall be dealt with and resolved upon as the Purchaser shall require for the purposes of giving effect to the provisions of this Agreement including:

(a)	approving the sale and purchase of the Sale Share; and

(b)	amending the memorandum and articles of association of the Company as may be required by the Purchaser in writing prior to the Completion.

5.4	On Completion, the Purchaser shall pay the Vendor the Consideration Sum.

5.5	If the Vendor shall fail to do anything required to be done by him under Clauses 5.2 and 5.3, without prejudice to any other right or remedy available to the Purchaser, the Purchaser may:

(a)	defer Completion to a day not later than 14 days after the date fixed for Completion (and so that the provisions of this paragraph (a) shall apply to Completion as so deferred); or

(b)	proceed to Completion so far as practicable but without prejudice to the Purchaser's rights to the extent that the Vendor, individually and collectively, shall not have complied with their obligations hereunder; or

(c)	rescind this Agreement without liability on its part.

5.6	The Purchaser and the Vendor confirm and agree that Clauses 6 to 15 shall survive the Completion.

6.	WARRANTIES

6.1	The Vendor represents, warrants and undertakes to and with the Purchaser that the Warranties are true and accurate in all respects as at the date of this Agreement and will continue to be so up to and including Completion and agree to use his best endeavours (including taking such remedial action as may be necessary) to ensure that the Warranties have remained and will remain true and accurate in all respects from the date of signing of this Agreement up to the time of Completion and acknowledge that the Purchaser, in entering into this Agreement, is relying on, inter alia, such Warranties (to the extent that they are applicable to them). For the avoidance of doubt, the liabilities and obligations of the Vendor under the Warranties (to the extent that they are applicable to them) shall in no circumstances be lessened, modified, relieved or otherwise reduced due to any actual or constructive knowledge of the Purchaser of any facts or events relating to the business, operations or otherwise of the Company, whether such knowledge is gained in the course of the due diligence conducted under Clause 3.3 or otherwise.

6.2	The Vendor agrees that the Purchaser shall treat each of the Warranties as a condition of this Agreement. In addition, the Warranties is without prejudice to any other Warranty and, except where expressly otherwise stated, no provision in any Warranty shall govern or limit the extent or application of any other provision in any Warranty.

6.3	The Vendor agrees to fully indemnify and keep the Purchaser and its assignee fully indemnified on demand from and against all losses, liabilities, damages, costs and expenses (including legal expenses) which the Purchaser and its assignee may incur or sustain from or in consequence of any of the Warranties (to the extent that they are applicable to them) not being correct or fully complied with. This indemnity shall be without prejudice to any other rights and remedies of the Purchaser and its assignee in relation to any such breach of Warranties and all such rights and remedies are hereby reserved.

6.4	The Warranties shall survive Completion and the rights and remedies of the Purchaser in respect of any breach of the Warranties shall not be affected by Completion or by any investigation made by or on behalf of the Purchaser into the affairs of the Company or by the Purchaser rescinding, or failing to rescind this Agreement, or failing to exercise or delaying the exercise of any right or remedy, or by any other event or matter whatsoever, except a specific and duly authorised written waiver or release and no single or partial exercise of any right or remedy shall preclude any further or other exercise.

6.5	The Purchaser shall be entitled to take action both before and after Completion in respect of any breach or non-fulfillment of any of the Warranties and Completion shall not in any way constitute a waiver of any right of the Purchaser.

6.6	The Vendor undertakes in relation to any Warranty (to the extent that they are applicable to them) which refers to the knowledge, information or belief of the Vendor that it has made full enquiry into the subject matter of that Warranty and that they do not have actual or constructive knowledge, information or belief that the subject matter of that Warranty may not be correct, complete or accurate.

6.7	If at any time before Completion the Vendor comes to know of any fact or event which:

(a)	is in any way inconsistent with any of the undertakings given by the Vendor, and/or

(b)	suggests that any fact warranted may not be as warranted or may be misleading; and/or

(c)	might affect the willingness of a prudent purchaser for value of the Sale Shares to complete its purchase or the amount of the consideration which such purchaser would be prepared to pay for the Sale Shares;

the Vendor shall give immediate written notice thereof to the Purchaser in which event the Purchaser may within 14 days of receiving such notice rescind this Agreement by written notice to the Vendor.

6.8	If at any time before Completion, the Purchaser finds that any of the Warranties is incorrect or has not been or is (in the reasonable opinion of the Purchaser) incapable of being rectified the Purchaser may rescind this Agreement by written notice to the Vendor.

6.9	The Purchaser’s rights under the above clauses are in addition to and without prejudice to all other rights and remedies available to it and its exercise of or its failure to exercise its rights under any of the above clauses shall not constitute a waiver of or prejudice any of its other rights under this Agreement.

6.10	The Vendor represents and warrants that:

(a)	The Company’s intellectual assets in the Accounts is a complete and accurate list of all Intellectual Property Rights and Technology owned by the Company.

(b)	Completeness. The Intellectual Property Rights and Technology owned by the Company is related to or reasonably necessary for the conduct and operations of the Company as currently contemplated to be conducted, including, without limitation, the design, development, manufacture and use of the intellectual assets.

(c)	Non-Infringement. To the knowledge of the Vendor, the Company’s use of the Intellectual Property Rights and Technology in the operation of the Company as it is contemplated to be conducted following the Completion, including but not limited to the design, development, manufacture and use of the of the Intellectual Property Rights and Technology does not, and will not, infringe or misappropriate any Intellectual Property Rights of any Third Party, violate any right of any Third Party (including any right to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction. Without limiting the foregoing, the Company has not received notice from any Person claiming that such operation or any act, product, Intellectual Property Rights, Technology or service by the Company (including products, Intellectual Property Rights, Technology or services currently under development) infringes or misappropriates any Intellectual Property rights of any Person, violates any right of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does the Company have knowledge of any basis therefor). To the knowledge of the Vendor, no Person is infringing or misappropriating any of the Company’s Intellectual Property Rights and Technology.

6.12	The Vendor hereby represents and warrants to the Purchaser that the warranties set out in Schedule 1 are true and correct in all respects as at the date of this Agreement and will continue to be so up to and including the Completion Date.

6.13	The Vendor hereby represents and warrants to the Purchaser that the Completion Accounts will not be materially different from the Accounts and that the liabilities and the net asset value as at the Completion Date will not be HKD250,000 more than the liabilities and net asset value in the Accounts.

6.14	Notwithstanding any term in this Agreement, the maximum liability of the Vendor for breach or non-fulfillment of the Warranties shall be such sum that is equal to the amount of the Consideration Sum.

7.	ACCESS TO INFORMATION

The Vendor shall assist the Purchaser, its agents, representatives and professional advisers in obtaining promptly on request full access to all such facilities and information regarding the business, assets, liabilities, contracts and affairs of the Company and other evidence of ownership of the assets owned by the Company as the Purchaser may require.

8.	FURTHER ASSURANCE

The Vendor shall execute, do and perform or procure to be executed, done and performed by other necessary persons all such further acts, agreements, assignments, assurances, deeds and documents as the Purchaser may require effectively to vest the registered and beneficial ownership of the Sale Shares in the Purchaser free from all Encumbrances and with all rights now and hereafter attaching thereto.

9.	CONFIDENTIALITY AND ANNOUNCEMENTS

9.1	Each of the parties undertakes to the others that it will not, at any time after the date of this Agreement, divulge or communicate to any person other than to its professional advisers, or when required by law or any rule of any relevant stock exchange body, or to its respective officers or employees whose province is to know the same any confidential information concerning the business, accounts, finance or contractual arrangements or other dealings, transactions or affairs of any of the others which may be within or may come to its knowledge and it shall use its best endeavours to prevent the publication or disclosure of any such confidential information concerning such matters.

9.2	No public announcement or communication of any kind shall be made in respect of the subject matter of this Agreement unless specifically agreed between the parties or unless an announcement is required pursuant to the applicable laws and the regulations or the requirements of any regulatory body or authority. Any announcement by any party required to be made pursuant to any relevant laws or regulation or the requirements of the any regulatory body or authority shall be issued only after such prior consultation with the other party as is reasonably practicable in the circumstances.

10.	GENERAL

10.1	This Agreement constitutes the entire agreement between the parties hereto with respect to the matters dealt with herein and supersedes all previous agreements, arrangements, statements, understandings or transactions between the parties hereto in relation to the matters hereof and the parties acknowledge that no claim shall arise in respect of any agreement so superseded.

10.2	Any variation to this Agreement shall be binding only if recorded in a document signed by all the parties hereto.

10.3	Time shall be of the essence of this Agreement but no failure by any party to exercise, and no delay on its part in exercising any right hereunder will operate as a waiver thereof, nor shall any single or partial exercise of any right under this Agreement (including a settlement with the Vendor) preclude any other or further exercise of it or the exercise of any right or prejudice or affect any right against any person under the same liability whether joint, several or otherwise. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

10.4	This Agreement shall be binding upon and enure for the benefit of the successors of the parties but shall not be assignable.

10.5	All provisions of this Agreement, in so far as the same shall not have been performed at Completion, shall remain in full force and effect notwithstanding Completion.

10.6	If any provision of this Agreement shall be held to be illegal or unenforceable, the enforceability of the remainder of this Agreement shall not be affected.

10.7	Time shall be of the essence as regards any date or period mentioned in this Agreement and any date or period substituted for the same by agreement of the parties hereto or otherwise.

11.	NOTICES

11.1	Any notice required to be given by any party hereto to any other shall be deemed validly served by hand delivery or by prepaid registered letter sent through the post (airmail if to an overseas address) or by facsimile transmission to its address given herein or such other address as may from time to time be notified for this purpose and any notice served by hand shall be deemed to have been served on delivery, any notice served or by facsimile transmission shall be deemed to have been served when sent and any notice served by prepaid registered letter shall be deemed to have been served 48 hours (72 hours in the case of a letter sent by airmail to an address in another country) after the time at which it was posted an din providing service it shall be sufficient (in the case of service by hand and prepaid registered letter) to provide that the notice was properly addressed and delivered or posted, as the case may be, and in the case of service by facsimile transmission to prove that the transmission was confirmed as sent by the originating machine.

12.	COSTS AND STAMP DUTY

12.1	Each party shall bear its own costs and expenses (including legal fees) incurred in connection with the preparation, negotiation, execution and performance of this Agreement and all documents incidental or relating to Completion.

12.2	All stamp duty (if any) payable in connection with the sale and purchase of the Sale Shares shall be borne by each of the Vendor and the Purchaser in equal shares.

13.	GOVERNING LAW AND JURISDICTION

13.1	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong Special Administrative Region.

13.2	In relation to any legal action or proceedings to enforce this Agreement or arising out of or in connection with this Agreement (“proceedings”) each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of Hong Kong Special Administrative Region and waives any objection to proceedings in that court on the grounds of venue or on the grounds that the proceedings have been brought in any inconvenient forum.

13.3	These submissions shall not affect the right of any party to take proceedings in any other jurisdiction nor shall the taking of proceedings in any jurisdiction preclude any party from taking proceedings in any other jurisdiction.

14.	LEGAL REPRESENTATION

Each parties confirms and acknowledges to the other that he/it has sought separate legal representation and is fully aware of the provisions of this Agreement and the transactions contemplated herein before entering into this Agreement.

15.	COUNTERPARTS

This Agreement may be executed in one or more counter parts each of which shall be binding on each party by whom or on whose behalf it is so executed, but which together shall substitute a single instrument. For the avoidance of doubt, this Agreement shall not be binding on any party hereto unless and until it shall have been executed by or on behalf of all persons expressed to be a party hereto.

SCHEDULE 1

Warranties

In this Schedule, unless the context otherwise indicates each of the Warranties shall be deemed to repeated mutatis mutandis at the date of this Agreement and at Completion.

1.0	INTERPRETATION

In this schedule where the context admits:-

“Accounts” means the unaudited consolidated balance sheet of the Company made up as at the Balance Sheet Date and the unaudited profit and loss accounts of the Company for the year ended on the Balance Sheet Date, copies of which are attached hereto marked “Appendix”;

“Balance Sheet Date” means 31st March 2020;

“Disclosed Charges” means, in respect of the Properties, the charges, mortgages or encumbrances in favour of independent third parties which have been registered in the relevant land registry in its place of business and which remain, as at the date of this Agreement and at Completion, undischarged;

“Intellectual Property” means patents, trademarks, service marks, trade names, registered designs, designs, copyrights and other forms of intellectual or industrial property (in each case in any part of the world and whether or not registered or registrable and for the full period thereof and all extensions and renewals thereof and applications for registration of or otherwise in connection with the foregoing), know-how, inventions, formulae, confidential or secret processes and information, computer programs and software, and any other protected rights and assets, and any licences and permissions in connection therewith.

2.       INFORMATION

(A)	Disclosures

The facts and information set out in the recitals and, the Schedules and all documents attached are true and all information which has been provided in writing to the Purchaser or its representatives or advisers by the Vendor or by any Director, officer or other official of the Company or by their respective professional advisers or other agents was when given and is now true and accurate in all material respects. There is no fact or matter which has not been disclosed which renders any such information untrue, inaccurate or misleading or the disclosure of which might reasonably affect the willingness of a willing purchaser to purchase the Sale Shares in accordance with the provisions of this Agreement.

(B)	Assessment of prospects

The information disclosed to the Purchaser or its representatives or professional advisers, by the Vendor and the Directors officers or other officials of the Company regarding the current trading and prospects of the Company comprises all information which is material for the reasonable assessment of the financial and trading prospects of the Company.

3.       COMPLIANCE AND ABILITY TO SELL

(A)	Constitution of the Company

The copy of the memorandum and articles of association of the Company which is provided to the Purchaser is true and complete in all respects and has embodied in it or annexed to it a copy of every such resolution and agreement required by law to be annexed to it and the Company has at all times carried on its business and affairs in all respects in accordance with its memorandum and articles of association and all such resolutions and agreements.

(B)	Statutory compliance

The Company is a duly organised limited liability, company validly existing under the laws of the place of its incorporation and has the corporate powers and authorises to carry on the business presently carried on by it and to own and hold the assets used therewith. The Company has complied with the provisions of all applicable laws, regulations (and all orders notices and directions made thereunder) and all applicable codes or practices. All returns, particulars, resolutions and other documents required to be filed with or delivered to the registrar of companies or to any other authority whatsoever by the Company have been correctly and properly prepared and so filed or delivered.

(C)	Power to sell

The Vendor has full power to enter into and perform this Agreement, and this Agreement will constitute, binding obligations on the Vendor.

4.       CAPITAL STRUCTURE

(A)	Capital of the Company

The Sale Shares constitute approximately 95% of the issued share capital of the Company as at the date of this Agreement and are fully paid up. There is no Encumbrance or other form of agreement (including conversion rights and rights of pre-emption) on, over or affecting the Sale Shares or any unissued shares, debentures or other securities of the Company and there is no agreement or commitment to give or create any of the foregoing, and no claim has been made by any person to be entitled to any of the foregoing, and no person has the right (whether exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital of the Company under any of the foregoing.

(B)       Ownership

(i) All the Sale Shares are solely legally and beneficially owned by and registered in the names of the Vendor; and (ii) all the Sale Shares of the Company are free from any Encumbrance and there are no arrangements in force or claimed entitling or allegedly entitling any person to any Encumbrance.

(C)	Reorganisation of share capital

The Company has not at any time, other than the issue of shares the Vendor:

(i)	repaid, redeemed or purchased or agreed to repay, redeem or purchase any of its shares, or otherwise reduced or agreed to reduce its issued share capital or any class of it; or

(ii)	capitalised or agreed to capitalise in the form of shares, debentures or other securities or in paying up any amounts unpaid on any shares, debentures or other securities, any profits or reserves of any class or description or passed or agreed to pass any resolution to do so.

(D)	Connected business

The Company:

(i)	is not and has not agreed to become the holder or beneficial owner of any class of any shares, debentures or other securities of any other company (wherever incorporated);

(ii)	has not been and has not agreed to become a Subsidiary of any other company or under the control of any group of companies or consortium;

(iii)	is not and has not at any time been and has not agreed to become a member of any partnership, joint venture, consortium or other unincorporated association; and

(iv)	has no branch, place of business, permanent establishment or substantial assets outside of Hong Kong.

5.	ACCOUNTS

(A)	General

The Accounts:

(i)	will be prepared in accordance with the requirements of all relevant laws, statutes, with good accounting principles and practices generally accepted at the date hereof in Hong Kong for companies carrying on a similar business to that of the Company comply with the laws and regulations and all relevant statements of standard accounting practice and accounting guidelines issued by the relevant authorities, are prepared on a basis consistent with preceding accounting periods of the Company and with the books of account of the Company and are true and accurate in all material respects;

(ii)	disclose a true and fair view of the assets and liabilities of the Company at the Balance Sheet Date and of its profits for the financial year ended on such date;

(iii)	contain full provision or reserve for bad and doubtful debts, burdensome contracts or other obligations, obsolescent or slow moving stocks and for depreciation on fixed assets, which provision or reserve was when made and is now adequate;

(iv)	contain a note of all capital commitments of the Company at the Balance Sheet Date, which note was when made and is now adequate, fair and not misleading; and

(v)	contain full provision or reserves (as appropriate) for all Taxation.

(B)       Intellectual Property

The Company hereby represents and warrants that it owns all the Intellectual Property Rights and Technology as the Balance Sheet Date.

(C)       Development Projects

The development projects as at the Balance Sheet date are ongoing. The Company owns and has disclose all the details of the development projects.

(D)	Liabilities

At the Balance Sheet Date the Company had no liabilities known, actual or contingent (including contingent liabilities to customers and contingent liabilities for Taxation) which were not disclosed, noted or provided for in the Accounts.

As at the Completion Date, the Company shall have no liability exceeding HKD250,000 unless fully disclosure prior to completion (including known, actual or contingent).

IN WITNESS whereof this Agreement has been duly executed by all parties hereto the day and year first above written.

SIGNED by	)
for and on behalf of	)	/s/ Dr. Herbert Ying Chiu LEE
Binario Limited	)
in the presence of:	)

SIGNED by	)
for and on behalf of	)	/s/ Chang Yuen Chan
Marvel Digital Limited	)
in the presence of:	)

SIGNED by	)
for and on behalf of	)	/s/ Wah Fu
First Technology Development Limited	)
in the presence of:	)